IRL Social Skills

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	
Advocacy Retainer	800.00
Cognitive Skills Training	4,800.00
Masterclasses	298,318.00
Presentations	1,000.00
Workshops	667.00
Total Sales	**305,585.00**
Sales Customer Refunds/Discounts	
Customer Discounts	-31,339.55
Customer Refunds	-3,379.30
Customer Scholarships	-6,018.00
Total Sales Customer Refunds/Discounts	**-40,736.85**
Unapplied Cash Payment Income	0.00
Total Income	**$264,848.15**
Cost of Goods Sold	
Contractors	95,653.00
Total Cost of Goods Sold	**$95,653.00**
GROSS PROFIT	**$169,195.15**
Expenses	
Advertising & Marketing	650.00
Client Events	1,522.69
Client Gifts	89.95
Marketing	12,759.87
Social Media	29,132.63
Website	496.49
Total Advertising & Marketing	**44,651.63**
Building & Property Rent	9,814.95
Contributions to Charities	467.00
Insurance	88.20
Business Insurance	1,655.52
Renters Insurance	184.00
Travel Insurance	58.11
Total Insurance	**1,985.83**
Interest paid	
Business Loan Interest	1,786.93
Total Interest paid	**1,786.93**
Learning System Contractor	28,634.50
Learning Systems Consultant	20,000.00
Legal & Professional Services	99.00
Accounting Fees	13,230.00

	TOTAL
Business Coach	4,100.00
Legal Fees	578.00
Professional Services	1,040.00
Total Legal & Professional Services	**19,047.00**
Meals	
Meals - Pantry	854.63
Meals - Restaurants	1,769.91
Total Meals	**2,624.54**
Office Expenses	
Furniture & Decor	49.50
Office Supplies	1,316.05
Shipping & Postage	429.30
Small Tools & Equipment	95.18
Total Office Expenses	**1,890.03**
Other Business Expenses	
Bank Fees & Service Charges	1,435.60
Business Licenses	915.00
Contractor Gifts	1,154.36
Education/Training	5,298.67
Factoring Fees	5,200.00
Memberships & Subscriptions	958.97
Merchant Account Fees	7,188.33
Parking & Tolls	19.60
Software & Apps	7,381.58
Team Events	1,451.30
Total Other Business Expenses	**31,003.41**
Payroll - Employee Benefits	
Dental Insurance	390.00
Total Payroll - Employee Benefits	**390.00**
Travel	
Travel Expenses	5,389.45
Travel Meals	275.05
Total Travel	**5,664.50**
Unapplied Cash Bill Payment Expense	0.00
Utilities	
Electric/Gas	638.13
Phone Service & Internet	974.25
Total Utilities	**1,612.38**
Total Expenses	**$169,572.70**
NET OPERATING INCOME	**$ -377.55**

IRL Social Skills

Profit and Loss
January - December 2023

	TOTAL
Other Income	
Cash Back Rewards	191.37
Dividends	4.03
Other Income	1,235.00
Total Other Income	**$1,430.40**
Other Expenses	
Bad Debt	2,100.00
Total Other Expenses	**$2,100.00**
NET OTHER INCOME	**$ -669.60**
NET INCOME	**$ -1,047.15**

IRL Social Skills

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Beneficial State (335)	13,762.36
Cash	0.00
OnPoint Business Checking (7511)	490.79
OnPoint Business Savings	36.06
Total Bank Accounts	**$14,289.21**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$14,289.21**
Fixed Assets	
Learning System	45,500.00
Total Fixed Assets	**$45,500.00**
TOTAL ASSETS	**$59,789.21**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One - 0991	0.00
Capital One - 2549	0.00
Capital One - 8819	8,690.90
Citi - 6462	0.00
Upgrade - 8591	0.00
Total Credit Cards	**$8,690.90**
Other Current Liabilities	
Forward Finance A/R Loan	12,602.50
MESO Loan	4,474.76
Micro Enterprise Loan	0.00
Stripe Loan	73.33
WebBank Loans	0.00
Total Other Current Liabilities	**$17,150.59**
Total Current Liabilities	**$25,841.49**
Long-Term Liabilities	
BSB Line of Credit (905)	18,250.00
Owner Loan	25,000.00
SBA/EIDL Loan	20,500.00
Total Long-Term Liabilities	**$63,750.00**
Total Liabilities	**$89,591.49**

IRL Social Skills

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Opening balance equity	0.00
Owner's Equity	
Estimated Taxes Paid	-8,553.00
Mara - Owner Draws	-49,845.26
Mara - Owner Investments	47,348.56
Mara - Personal Expenses	-9,765.55
Total Owner's Equity	**-20,815.25**
Retained Earnings	-7,939.88
Net Income	-1,047.15
Total Equity	**$ -29,802.28**
TOTAL LIABILITIES AND EQUITY	**$59,789.21**

IRL Social Skills

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,818.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,870.50
Accounts Payable (A/P)	0.00
Capital One - 0991	0.00
Capital One - 2549	0.00
Capital One - 8819	8,690.90
Citi - 6462	0.00
Upgrade - 8591	0.00
Forward Finance A/R Loan	12,602.50
MESO Loan	4,474.76
Stripe Loan	73.33
WebBank Loans	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,970.99**
Net cash provided by operating activities	**$24,789.36**
INVESTING ACTIVITIES	
Learning System	-45,500.00
Net cash provided by investing activities	**$ -45,500.00**
FINANCING ACTIVITIES	
BSB Line of Credit (905)	18,250.00
Owner Loan	25,000.00
Opening balance equity	3,125.45
Owner's Equity:Estimated Taxes Paid	-8,553.00
Owner's Equity:Mara - Owner Draws	-25,368.59
Owner's Equity:Mara - Owner Investments	27,059.15
Owner's Equity:Mara - Personal Expenses	3,369.18
Retained Earnings	-12,262.09
Net cash provided by financing activities	**$30,620.10**
NET CASH INCREASE FOR PERIOD	**$9,909.46**
Cash at beginning of period	4,374.77
CASH AT END OF PERIOD	**$14,284.23**